FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BRAZIL SIGNS AGREEMENT
TO ACQUIRE CONSUMER FINANCE OPERATIONS OF INDUSVAL

HSBC Bank Brasil S.A. has entered into an agreement to acquire the consumer finance operations of Indusval Multistock Group, which were formerly known as Maxima, for a total consideration of BRL371 million (approximately US$124 million) subject to final adjustments at closing. This includes the purchase of Indusval's consumer finance sales promotion company ('Valeu Promotora de Vendas'), its securitisation subsidiary and consumer finance loans amounting to approximately BRL253 million.

Completion of the transaction, which will be funded from internal resources, is subject to conditions including regulatory approvals.

Indusval's consumer finance business in Brazil operates in two main areas - store loans through some 3,250 retailers and personal loans through its own network of 61 branches and 1.1 million active customers.

Emilson Alonso, CEO of HSBC Bank Brasil, said: "This transaction reaffirms HSBC's strong commitment to Brazil and to consumer finance. It will help us grow our share of the country's consumer finance market where we already have a leading position through our acquisition of the Losango consumer finance business in 2003."

Manoel Felix Cintra Neto, president of Indusval Multistock, said: "We are happy to have built up such a successful business that will enhance HSBC's presence in Brazil. This transaction will allow us to focus our efforts in the middle market segment, including possible acquisitions in order to expand our product scope."

Notes to editors:
1. HSBC Bank Brasil
HSBC Bank Brasil S.A. - Banco Multiplo is a wholly-owned subsidiary of HSBC Holdings plc and serves 3.5 million customers from approximately 1,600 branches and points of sale in 556 cities in all 27 Brazilian states.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from approximately 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: August 19, 2004